Private Placement Insurance Products, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital		
Member's equity	$ 123,628	
Total member's equity		$ 123,628
Less: Non-allowable assets		
Accounts receivable, in excess of payable	(52,973)	
CRD Deposit	(2,000)	
Total non-allowable assets		(54,973)
Net capital		68,655
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,317	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 63,655
Ratio of aggregate indebtedness to net capital	.72 : 1	

There was no difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015 (See Note 6).

See independent auditor's report